UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42153

TOYO Co., Ltd

Tennoz First Tower, F16

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

A copy of the investor presentation of TOYO Co., Ltd (“TOYO”), a Cayman Islands exempted company, used at a non-deal roadshow hosted by Roth Capital Partners, LLC at The 38th Annual ROTH Conference held on March 22 - 24, 2026 is being furnished as Exhibit 99.1 with this Report on Form 6-K.

A copy of the press release of TOYO published on March 18, 2026 is being furnished as Exhibit 99.2 with this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Investor Presentation dated March 22, 2026
99.2	Press Release dated March 18, 2026

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Takahiko Onozuka
Name:	Takahiko Onozuka
Title:	Director and Chief Executive Officer

Date: March 24, 2026

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